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                                                     Filed by Remedy Corporation
                       Filed pursuant to Rules 165 and 425 promulgated under the
                Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended

                                            Subject Company:  Remedy Corporation
                                                  Commission File No.: 000-25494


                          Forward Looking Statements

This filing includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Remedy's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Remedy cautions you that any forward-looking information provided by or on behalf of Remedy is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products, rapid technological change and risk of product bugs. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Remedy's Securities and Exchange Commission (the "SEC") filings. All such forward-looking statements are current only as of the date on which such statements were made. Remedy does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

Letter to Remedy Partners
Posted on Remedy's Website
Monday, June 11, 2001

Dear Remedy Partner:

Today we announced that Remedy's Board of Directors has voted to enter into a definitive agreement to combine with Peregrine Systems. Under this agreement Peregrine would acquire the stock of Remedy Corporation for a combination of stock and cash.

I want to assure you that I believe that the combination of Remedy and Peregrine is positive for your customer base and the Remedy customer base. This combination not only commits to near-term compatibility, but it also confirms that the AR System platform will proceed on an extremely aggressive and innovative roadmap. It commits to an XML integration methodology and technology that greatly expands the reach of your current solutions, whether to Peregrine or non-Peregrine solutions. It accelerates the move to an all Web and wireless deployment of your solutions.

As a result of this combination, the packaged solution choices that Remedy offers have just expanded dramatically. However, whether you have chosen to build your own solutions on the AR System, use our packaged solutions out of the box, or extensively modify our packaged solutions to meet your customer's business process requirements, your options are protected. In fact, our IT Service Management solutions will now be Peregrine's flagship product for mid-size accounts. In addition, you will now have the ability to expand your offerings with Peregrine's many Infrastructure Management and Employee Management solutions. Our CRM solutions will be completely supported and offered in conjunction with B2B Management solutions.

With the economy in a slower growth phase, our customers continue to tell us they are concerned about managing the risk of IT deployments, reaching ROI rapidly, adapting quickly to a changing business climate, and doing business with vendors who can deliver a broad value chain around the world. We believe this combination is incredibly well positioned to serve these needs as well as the demands of rapid growth.

We are proud of our track record with you and all our customers. In many cases you have been as passionate about our technology and solutions as we. I feel tremendous pride and regard for the Remedy Partner community we have jointly established.

You can feel confident that your past and future investments in our technology and solutions will not be effected moving forward. We will remain the same customer-driven organization and we remain committed to representing the needs of the Remedy community in this exciting new organization.

Regards,

Larry Garlick
Chairman and CEO
Remedy Corporation

                   Where You Can Find Additional Information

Investors and security holders of both Peregrine Systems, Inc. and Remedy are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement/registration statement (when it is available) and other documents filed by Peregrine and Remedy with the SEC at the SEC's Web site at http://www.sec.gov. The proxy statement/registration statement and these
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other documents may also be obtained for free from Peregrine and Remedy.


In addition to the proxy statement/registration statement, Peregrine and Remedy file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by Peregrine or Remedy at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC
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at 1-800-SEC-0330 for further information on the public reference rooms.
Peregrine's and Remedy's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.
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                         Participants in Solicitation

Peregrine, its directors, executive officers and certain other members of Peregrine's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Peregrine's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on August 14, 2000. This document is available free of charge at the SECs Web site at http://www.sec.gov and from
                                                 ------------------
Peregrine.

Remedy, its directors, executive officers and certain other members of Remedy's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Remedy's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC on April 13, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Remedy.
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